October 1, 2010

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-4631

Re:          Fibria Celulose S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed April 30, 2010
File No. 001-15018

Dear Mr. Reynolds:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated September 15, 2010, concerning the Annual Report filed on Form 20-F for Fiscal Year Ended December 31, 2009 and filed April 30, 2010.

As noted below in our response, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be.  Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient..

Item 5.  Operating and Financial Review and Prospects, page 56
Year End December 31 2009 compared to Year Ended December 31, 2008 page 72

1.             We note on page 73 that your 2009 pulp sales volumes increased by approximately 3.7 million tons or 308%, and you disclose that the January 2009 acquisition of Aracruz and the start-up production from the Tres Lagoas mill in March 2009 contributed approximately 3.0 million tons or 250% to the overall 2009 volume increases. Please quantify and describe to us the significant components that comprise the remaining 58% volume increase.

Reply:     By way of clarification, the 308% increase in volumes year-on-year basis reflects the acquisition of Aracruz, which includes both Aracruz and Veracel units, and the start-up of Três Lagoas unit in March 2009. Veracel’s sales volume was not mentioned in the previous explanation, which justifies the missing 58% volume increase. We will include the clarification in future filings.

F.  Tabular Disclosure of Contractual Obligations, page 92

2.             We note, on page F-80, your accrued liabilities for legal proceedings of $457 million and related judicial deposits of $2l5 million. Please confirm to us that in future filings you will present all significant other long-term liabilities that are reflected on your balance sheet in the contractual obligations table, pursuant to Part I, Item 5(F)(1) of Form 20-F.  To the extent that the amounts or timing of future payments of such liabilities are not determinable, provide footnotes to the table to describe the nature of items excluded and why they are excluded.

Reply:     We confirm that in future filings we will present all significant other long-term liabilities that are reflected on our balance sheet in the contractual obligations table, pursuant to Part I, Item 5(F)(I) of Form 20-F.  To the extent that the amounts or timing of future payments of such liabilities are not determinable, we will provide footnotes to the table to describe the nature of items excluded and why they are excluded.

Item 7, Major Shareholders and Related Party Transactions, page 103
Leases of Forest Land, page 105

3.             It is unclear which parties or relationships involved in your leases of forest land cause such leases to be related party transactions pursuant to Item 7,3 of Form 20-F. Please advise and clarify your disclosure in future filings.

Reply:     By way of clarification, the parties/relationships that are involved in our leases of forest land that cause such leases to be related party transactions pursuant to Item 7.3 of Form 20-F are made with others companies of the Votorantim Group. These transactions represent 28% of the total area that we have leased.  We confirm that we will clarify our disclosure with regard to this matter in future filings.

Report of Independent Registered Accounting Firm, pages F-5

4.             We note that the report of PricewaterhouseCoopers Auditores Independentes does not indicate both the city and country where the report was issued. In future filings, please instruct your independent accountant to indicate both the city and country where their audit or review report was issued.

Reply:     We verified that the city was indicated and we will discuss about the indication of the country with our independent accounts to include it in future filings where their audit or review report was issued.

Exhibits

5.             We note that exhibits 3.1, 4.3, and 4.4 are missing schedules, attachments or exhibits. We also note that exhibit 4.13 to the Form 20-F filed June 30, 2009 and exhibit 10.8 to the Form F-4 filed October 28, 2009 are missing exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.

Reply:     We believe that Exhibit 3.1 was filed without omission of any schedule, attachment or exhibit.  We confirm that we will furnish the other exhibits in their entirety with our next periodic report.

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.11.2138 4287 if you have any questions concerning this response letter.

Very truly yours,

/s/ Carlos Augusto Lira Aguiar
Carlos Augusto Lira Aguiar

Copies:	Shehzad Niazi
Steve Lo
John Archfield
Pamela Howell